

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2025

Carlson Thow
Chief Executive Officer
Treasure Global Inc
276 5th Avenue, Suite 704 #739
New York, New York 10001

      **Re:  Treasure Global Inc**
           **Registration Statement on Form S-3**
           **Filed June 10, 2025**
           **File No. 333-287904**

Dear Carlson Thow:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Rucha Pandit at 202-551-6022 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Trade & Services

cc:    Jeffrey Wofford